VIA FACSIMILE AND U.S. MAIL


November 23, 2005

Bruce H. Besanko
Chief Financial Officer
The Yankee Candle Company, Inc.
16 Yankee Candle Way
South Deerfield, Massachusetts 01373

	RE:	Form 10-K for Fiscal Year Ended January 1, 2005
      Forms 10-Q for Quarters Ended April 2, July 2 and October 1,
2005
      File No. 1-15023

Dear Mr. Besanko:

      We have reviewed your letter dated November 4, 2005 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We
welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.


FORM 10-K FOR THE YEAR ENDED JANUARY 1, 2005

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.







Item 6. Selected Financial Data, page 14

2. We have read your response to comment three of our letter dated October 3, 2005. You indicate that investors use EBITDA to measure your ability to measure your ability to meet debt service, capital expenditures and working capital requirements. It appears that you intend to present EBITDA as a liquidity measure in your filing. Accordingly, you should:

* Identify the amount as a non-GAAP liquidity measure, and;
* Provide a reconciliation of EBITDA to cash flow from operations.

Please refer to Item 10(e)(1) of Regulation S-K and Question 12 from our FAQ Regarding the Use of Non-GAAP Financial Measures dated
June
13, 2003.

FORM 10-Q FOR THE PERIOD ENDED APRIL 2, 2005

Note 2 - New Accounting Policy, page 6

3. We have read your response to comment 20 of our letter dated October 3, 2005. Please tell us how you previously accounted for construction period rent. It is also unclear how you determined that the adjustment for expensing construction period rent was $101,000 in fiscal 2004 while the adjustment for capitalizing construction period rent was an increase of $1.6 million in property, plant and equipment in fiscal 2004. Please explain the difference between the adjustments in 2004. It is also unclear how you determined that if you capitalized construction period rent, there would be no effect on earnings. Please tell us how you determined that there would be no effect on earnings.

FORM 10-Q FOR THE PERIOD ENDED JULY 2, 2005

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 14

Thirteen and Twenty-Six Weeks Ended July 2, 2005 versus July 3,
2004,
page 14

4. We have read your response to comment 22 of our letter dated
October 3, 2005. Please clarify whether your gift cards have an expiration date. Please tell us what is your historical redemption pattern and how many days after issuance or expiration of the gift card do you record the breakage income.



*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Scott Watkinson, Staff Accountant, at
(202)
551-3741, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

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Mr. Bruce H. Besanko
November 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE